UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

AVID TECHNOLOGY, INC.

(Exact name of registrant as speciﬁed in its charter)

75 Blue Sky Drive

Burlington, Massachusetts 01803
Telephone: (978) 640-6789

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date:	One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Avid Technology, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 17, 2023	By:	/s/ Alessandra Melloni
		Name:	Alessandra Melloni
		Title:	Senior Vice President and Chief Legal and Compliance Officer